Exhibit 99.1

MINUTES of the combined 2020/2021 annual general meeting of IBEX Limited, held via telephonic/video conference, on Thursday 11 March 2021 at 4:30 pm EST (the “Meeting”).

Present: Total shareholders representing 84.38% of the outstanding shares of the Company.

1.	Chairman

Mr. Mohammed Khaishgi was duly elected as Chairman of the Meeting (“Chairman”) and Ms. Christy O’Connor acted as secretary of the Meeting (“Secretary”).

The Chairman welcomed the members to the Meeting.

2.	Notice

The notice convening the Meeting was taken as read, and the Secretary reported that notice had been given to the members in accordance with the bye-laws of the Company (the “Bye-laws”) and that a quorum was present.

3.	Audited Financial Statements - 30 June 2019

The Secretary referred to the auditors’ report (“2019 Auditors’ Report”) and financial statements (“2019 Financial Statements”), for the financial year ending 30 June 2019, prepared in accordance with International Financial Reporting Standards, which had been approved by the Company’s board of directors (the “Board”) for presentation to the Meeting. The Secretary noted that copies of the 2019 Auditors’ Report and 2019 Financial Statements had been circulated to the Company’s members prior to the Meeting.

It was RESOLVED that the 2019 Auditors’ Report and 2019 Financial Statements for the financial year ending 30 June 2019 be received and adopted.

4.	Annual Report - 30 June 2020

The Secretary referred to the Company’s 2020 annual report (“Annual Report”) which included the auditors’ report and financial statements for the financial year ended 30 June 2020, prepared in accordance with International Financial Reporting Standards, which had been approved by the Board for presentation to the Meeting. The Secretary noted that copies of the Annual Report had been circulated to the Company’s members prior to the Meeting.

It was RESOLVED that the Annual Report in respect of the financial year ending 30 June 2020 be received and adopted.

5.	Appointment of Auditor

It was RESOLVED that the firm of BDO LLP be re-appointed as auditors to the Company to hold office for the ensuing fiscal year.

It was FURTHER RESOLVED that the remuneration of the auditor be determined by the Board.

6.	Directors

It was RESOLVED that:

(a)	the maximum number of directors be set at eight (8);

(b)
the following eight (8) individuals be elected to serve as the Directors of the Company constituting the Board until the next annual general meeting or until their election is terminated in accordance with the Bye-laws:

Mohammed Khaishgi
Shuja Keen
John Leone
Daniella Ballou-Aares
John Jones
Fiona Beck
Robert Dechant
Gerard Kleisterlee

(c)	the Board be authorised to fill the vacancies arising on the Board as and when it deems fit;

(d)
the Board be authorised to appoint Alternate Directors as and when it deems fit, or by written notice by a Director to the secretary of the Company at the Company’s registered office in accordance with the Bye-laws; and

(e)	the Directors be remunerated in accordance with their respective Director Agreements between each Director and the Company.

7.	Confirmation of Acts

It was RESOLVED that any and all duly authorised actions taken by the Directors and officers for and on behalf of the Company to date be approved, ratified and confirmed.

8.	Close

The proceedings concluded.

/s/ Mohammed Khaishgi
Chairman